UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2007
Commission File Number: 000-49917
Attachments: 2006 Annual Financial Report

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
<u>Vancouver, British Columbia, Canada, V6C 1T2</u>
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007








Nevada Geothermal Power Inc.
2006 ANNUAL FINANCIAL REPORT

MESSAGE

President's Letter

" Nevada continues to be the number one state in which to develop geothermal resources for electrical power production. "

The Board is pleased to present the Annual Report of Nevada Geothermal Power Inc. (NGP) for the year ending June 30, 2006.

Nevada continues to be the number one state in which to develop geothermal resources for electrical power production. It is the fastest growing state in the U.S. and its geothermal industry, with 277 MW of existing geothermal plant capacity is also expanding. Nevada's utilities (Nevada Power/Sierra Pacific Power) have entered into new geothermal power contracts with independent power producers (IPP's), including NGP's wholly owned US subsidiary Nevada Geothermal Power Company for over 120 MW of new power to be built by 2008-2009.

The utilities are currently requesting additional renewable power proposals. NGP will respond with a bid for a second power contract. Large industrial power users are actively looking into geothermal power to hedge their high costs. High load growth, power shortages, high fuel and electricity prices, competitively priced geothermal power, Renewable Portfolio Standards and Federal Production Tax Credits (PTC's) are driving the Nevada geothermal industry; 400 MW of new geothermal capacity is expected to be built in the next six years to meet demand.

NGP's early entry into Nevada and our aggressive property acquisition program have paid off. We are one of a very select group of geothermal companies positioned to take advantage of the current strong growth. It would be extremely difficult, if not impossible, to assemble geothermal properties comparable to

NGP's pipeline of projects today as changes to federal government geothermal lease acquisition rules, slow to be implemented, have curtailed new leasing on public land. At the same time, Federal Production Tax Credits have created a demand for geothermal projects pushing up the value of our existing properties.

2006 has been a pivotal year for the Company.

- NGP completed a C$18 million financing in April, 2006. The money is being deployed on Blue Mountain production drilling, reservoir testing, plant engineering, and costing and permitting to prepare for project financing of the initial 35 MW power plant.

- NGP signed a 20-year contract with Nevada Power Company, a subsidiary of Sierra Pacific Resources, to deliver up to 31.25 MW (net) of power from a 35 MW (gross) plant with construction to begin in 2007 and start up in 2008/2009.

- NGP drilled the crucial first production well in the Blue Mountain Geothermal Field which proved to be a very prolific producer at 9.6 MW (gross) or over 7MW (net) output allowing for 27% site load. Temperatures in the production zone (185°C (365°F)) are the highest yet encountered. Production drilling is ongoing.

- NGP implemented a program to develop the project infrastructure, identified the power transmission line route, and completed interconnection feasibility studies with the utility.

- NGP obtained a water license from the State of Nevada allowing for a water cooled plant at reasonable cost. Water cooled plants are much more efficient than air cooled plants on hot days, resulting in a relatively even power output.



The success of the initial full scale production well at Blue Mountain, 26A-14, was a crucial step and it exceeded expectations. Well 26A-14, drilled to 858 metres (2815 feet), flowed unassisted for 60 hours including approximately 48 hours of full-open flow at rates over 295 tonnes/hr (650,000 lb/hr) with enthalpy indicating average geothermal brine temperature through the production interval in the lower 180 metres (600 feet) of over 185°C (365°F). The temperatures are the highest yet measured at Blue Mountain. Following the flow test the well head pressure returned to the original pre-test shut in pressure within 24 hours which has positive implications for the overall size of the resource and the reservoir capacity.

According to GeothermEx, Inc., the productivity index ("PI") of 26A-14 "…exceeds 20gpm/psi, a high PI value indicative of a very prolific well". Using conventional pumping technology, the well would produce over 9.6 MW (gross) or approximately 7MW (net), allowing for 27% parasitic load for the combination of the production pump, appropriate share of a hypothetical binary plant and injection pumps.

Test results from 26A-14, combined with earlier geochemical analysis of geothermal water produced from well DB-2 which predict up to 240°C (460°F) reservoir temperatures, show that temperatures sufficient to support a flash turbine development (greater than 180°C (360°F)) may occur within 500- 1200 metres (1600-4000 feet) of surface.

Further production test drilling is on-going. The development strategy will be reviewed as drilling proceeds in light of the higher temperature potential.

Management believes that the build-out potential for Blue Mountain is 50 MW or more and is initiating plans for a second power plant. The initial well showed higher productivity than was expected which helps boost the economics projections, i.e., more production, lower cost.

The US federal government Production Tax Credit (PTC) for geothermal provides for a 1.9 cent per kilowatt-hour tax credit for geothermal plants put into production before January 1, 2008 is very positive for project economics. It is anticipated that the program will be extended and thus be available for Blue Mountain, however, this is by no means certain. If the credit is not available, a 10% Investment Tax Credit applies and, as well, NGP receives a higher price for power delivered under the contract with the utility. In other words, the project will proceed with or without the PTC.

NGP continues a resource enhancement program at three other geothermal sites. Black Warrior, Pumpernickel and Crump all are excellent prospects with individual merit and value. Each of these properties may be capable of producing between 20 and 60 MW. We plan further drilling at Pumpernickel Valley in Nevada and at Crump Geyser in Lake County, Oregon.

I would like to personally acknowledge and recognize the hard work of our operations team led by Frank Misseldine (geothermal development manager), Kim Niggemann (project director), Tim Smith (drilling superintendent), Adam Szybinski (chief geologist), Susan Petty (reservoir engineering consultant) and Dwight Carey (environmental consultant). Board members Don Falcone and Markus Christen provided valuable service this year with their power contract and financial expertise. Obviously, these individuals are supported by many others in senior management and in field operations.

Next year looks to be equally exciting as we move into the construction phase at Blue Mountain and perhaps enter into a second power contract.

In closing, on behalf of the Board of Directors, I would like to thank the shareholders and our financial backers for their continued support.



Brian D. Fairbank, P. Eng.,
President

Table *o f*Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year ended June 30, 2006

EFFECTIVE DATE

This Management's Discussion and Analysis ("MD&A") is an overview of the activities of Nevada Geothermal Power Inc. ("the Company") for the year ended June 30, 2006 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company's audited annual consolidated financial statements and related notes for the year ended June 30, 2006. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies ("GAAP"). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is October 18, 2006. This MD&A contains statements that constitute "forward-looking statements and other cautionary notices (Refer to "Forward Looking Statements and Estimates" on page 10).

DESCRIPTION OF BUSINESS

The Company is developing renewable geothermal energy projects in Nevada and Oregon where additional electrical generation capacity is needed to meet existing and future demand for power. The Company and/or its wholly owned subsidiary Nevada Geothermal Power Company ("NGPC") hold leases on four projects: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon. The Company is embarking on a production plan to develop an initial 30 MW geothermal power plant at Blue Mountain.

OVERALL PERFORMANCE

The Company's immediate strategy is the continued exploration and subsequent development of its geothermal prospects at Blue Mountain and Pumpernickel in Nevada, and Crump Geyser in Oregon. In this regard, the Company has made significant progress toward its stated goals. The Company's focus during the last year was drilling initial production sized wells, obtaining a long-term power contract and establishing the project infrastructure for development at Blue Mountain. Production Well 26A-14 was drilled and tested. Tests indicate a highly productive well capable of producing 9.6MW (gross). A water-use license was obtained which allows for the construction of a water-cooled plant that increases overall efficiency. System interconnection studies were completed with the Utility and the power transmission route was determined. The Company signed a Power Purchase Agreement with Nevada Power Company, a subsidiary of Sierra Pacific Power Company. Additionally, further exploration field work was done and drill permitting undertaken for Pumpernickel and Crump Geyser.

MINERAL PROPERTY INTERESTS

As at June 30, 2006, the Company's mineral property interests were comprised of the following:

1) **Blue Mountain Geothermal Property - Nevada**

    The property is located in Humboldt County, north central Nevada, about 32 km (22 miles) west of the town of Winnemucca. The project comprises geothermal leases covering 44 km^2 (17 mi^2) from the Bureau of Land Management ("BLM"), Burlington Northern Santa Fe ("BNSF"), and the Nevada Land and Resource Company ("NLRC"). In January and April 2006, the Company entered into lease agreements with two separate private landowners. Both of these agreements cover 259 hectares (640 acres), for an additional total of 518 hectares (1280 acres). Two further BLM leases were made effective as of August 1, 2006, granting an additional 518 hectares (1280 acres).

    Environmental Management Associates ("EMA") of Brea, CA was retained to conduct an Environmental Assessment ("EA") which was then accepted by the BLM. Permits have been issued for planned drilling and road building.

    The shallow thermal anomaly as determined by thermal gradient drilling, including two holes drilled in 2006, covers 10 km^2 (4 mi^2). Temperatures



within the anomaly of up to 165°C (330°F) have been measured and temperatures of up to 230-240°C (450-454°F) are predicted based on chemistry of shallow geothermal samples obtained from flow tests at BD-2.

In January 2006, a detailed gravity survey was completed by Quantech Geosciences of Reno, NV. The gravity survey effectively mapped the topography of subsurface bedrock and outlined buried faults. The data is used in planning of production wells and water wells.

In the production well program, 5 drill pads were completed, and 20-inch diameter surface casings set and cemented at three sites. A geothermal production drilling rig with blow-out prevention equipment was used to complete Well 26A-14 to a total depth of 858m (2815 feet). 13 ⅜ inch production casing was set at 593m (1946 ft). Production tests indicate the potential for the well to produce 9.6MW (gross) and greater than 7MW (net) of power, allowing for parasitic plant and wellfield loads. Temperatures measured 185°C (365°F), the highest temperatures recorded at Blue Mountain to date. Based on the preliminary flow test data, GeothermEx, Inc. of Richmond, CA determined that the results are indicative of a very prolific well. Water and gas samples were sent to Thermochem Labs in Santa Rosa, CA for analysis.

At the second production well site, Well 38-14, drilling commenced for the 13 ⅜ inch production casing on October 10, 2006. The well is expected to be completed in late November 2006.

Desert Mountain Surveying performed regional surveys to support an application for a water license for 4 water wells on Section 1. Water rights were granted in September 2006.

In the last quarter of the fiscal year 2005, the Company submitted a bid in response to a Request for Proposal by Sierra Pacific Power Company ("SPPCo") and Nevada Power Company. The Company successfully negotiated a 20 year power contract with Nevada Power Company, effective August 2006.

Phase One of the Interconnection Feasibility Study was completed by SPPCo in April 2005. A second Interconnection System Impact Study allowed the Company to select a preferred route for the transmission line. The selected right-of-way ("ROW") is 21 miles in length and located on gently rolling undeveloped desert terrain. The BLM requires that a Plan of Utilization ("Plan") be prepared and submitted concurrently with the ROW application. A Large Generator Interconnection Agreement ("LGIA") is required to allow the Company to interconnect with SPPCo to deliver electrical energy and to establish an operating relationship.

The Company met with the Public Utility Commission of Nevada ("PUCN") staff and legal counsel to initiate the processing of the Utility Environmental Protection Act ("UEPA") permit for the Blue Mountain project. Pursuant to the Company's submittal of the right-of-way application with the BLM, the initial application to the PUCN is now due. A formal submittal of the UEPA permit will follow as the environmental documents become available for review.

The Company met with the staff of Nevada Division of Environmental Protection ("NDEP") regarding the Project's current operations and submittal of the Project Underground Injection Control ("UIC") permit. NDEP is satisfied with the current level of reporting and confirmed that the application for the UIC permit can begin while the Project production and injection systems are still in the conceptual and development phases. The estimated process time from submittal is six months. Preparation of data and information to support this application is underway.

2) **Pumpernickel Geothermal Project Nevada**

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering 13 km² (5 mi²) of geothermal land located in north-central Nevada approximately 16 km (10 miles) from Newmont's Lone Tree Mine. On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. ("ORMAT") whereby ORMAT would transfer BLM Lease #074855 (378 hectares [934 acres]) to the Company for a one time fee of $15,000 (U.S.) and a commitment from the Company to use ORMAT equipment at market rates for the Pumpernickel project. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. The federal lease conveyance was ratified by the BLM, and became effective as of June 1, 2006. The Company was also granted two outstanding BLM leases, adding another 4 sections of federal land, bringing the total leasehold to 27 km² (10.35 mi²).



WDC Exploration & Wells of Elko, NV drilled 4 thermal gradient ("TG") holes in September 2005, based on the results of an earlier 3D-ESCAN resistivity survey. Each of the 4 TG holes was designed to obtain shallow subsurface water temperatures and thermal gradients. Temperatures ranged from 34°C (94°F) to 47°C (116°F) at 300m (1000 ft). PVTG-3 measured 81°C (178°F) at 488m (1600 ft). PVTG-1, 2 and 4 were lined with 2-inch steel pipe and filled with water, while PVTG-3 was lined with 4 ½ inch steel casing cemented back to the surface. Water samples obtained from the drilling were sent to Thermochem Labs for analysis, with results supporting previously obtained temperatures, as reported by Shevenell and Garside in 2003.

Sierra Geothermal Power Inc. ("SGPI"), formerly Inovision Solutions Inc., which has an option to earn a 50% joint-venture interest, financed the Company's 20% cost share obligation of $148,000 (U.S.). The Department of Energy ("DOE") funded the remaining 80% of the costs. As part of the agreement, SGPI will complete $5 million of project expenditures over a 5 year period. Future drill plans include 4 thermal gradient holes, 2 observation/slim wells, and up to 2 production wells. If the Company undertakes exploration on federal land, the permitting process is expected to take approximately 6 months. In the third fiscal quarter, a detailed gravity survey was completed by Quantech Geosciences of Reno, NV, which will aid in planning the depth of future observation slim wells and production-size test wells.

3)   **Black Warrior Project - Nevada**

The Company continued with field investigations at the Black Warrior project, located in Washoe and Churchill Counties, NV. The Company has 20 km² (8 mi²) of private land and 5 km² (2 mi²) of federal land for a total of 26 km² (10 mi²), which include water and surface rights. The leases on private land are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for $1 million (U.S.).

4)   **Crump Geyser Project Oregon**

The Crump Geyser project is located in Lake County, OR, 48 km (30 mi) east of Lakeview, OR and 282 km (175 mi) north of Winnemucca, NV. In August 2005, the Company acquired leases at Crump Geyser totaling 2916 hectares (7205 acres) of private land. The property is easily accessible by a paved highway which runs through the property.

The property is composed of two geothermal zones. The Crump Geyser and main hot springs are part of the southern geothermal zone and occur over a 6 km (4 mi) interval of segmented faults along the western edge of Warner Valley. The northern geothermal zone comprises an area of about 1050 hectares (2600 acres), and features extensive hot springs occurring along prominent segmented extensional faults.

At Crump Geyser, a 512m (1680 ft) well drilled by Magma Power Company in 1959 spontaneously erupted a few days after it was abandoned. The well spurted boiling water into the air continuously for six months before reverting to a spectacular geyser that erupted at regular intervals. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A comprehensive 3 point Schlumberger resistivity survey was requisitioned in January 2006 and the final report was received in March 2006. Results show a strong anomaly (high conductive area) associated with the Geyser area that appears to be approximately 6 km² (2 mi²). A detailed gravity survey planned for the spring of 2006 to confirm results was postponed due to extensive flooding of the area.

GeothermEx Inc. was retained to write a report based on the results to date at Crump Geyser, outlining a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (modal) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F). A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed the deep reservoir temperature.

A preliminary wildlife review was undertaken by Northwest Wildlife Consultants of Pendleton, OR in late 2005. No species were present that would prohibit development.

FINANCIAL SUMMARY

For the year ended June 30, 2006, the Company incurred a loss of $1,605,000 or $0.04 per share. This compares to a loss for the year ended June 30, 2005 of $1,308,000 or $0.05 per share. The main reason for this increased loss is that non cash stock-based compensation, granted to directors, employees and consultants increased by $357,000 in a year to year comparison. Non cash stock-based compensation increased in 2006 as the company added an



additional director and an officer to the company's management executive team and employed an investor relations firm for the final six months of the year. In order to attract quality candidates, each of these three parties was awarded share purchase options.

With respect to Administrative Expenses, and as noted in the second quarter MD&A, the increase in Accounting and audit expenses is a timing issue with the prior years billing occurring much later. Administrative expenses have increased with the hiring to the first employees of the Company. Consulting fees have risen as a direct result of the Company engaging a qualified individual in the role of CFO and paying market rate Director's fees. Convention and Publishing expenses rose as the Company produced its first annual report. The Company realized a foreign exchange gain as the Canadian dollar strengthened with respect to the US dollar during the fiscal year. During the year, the Company sold 185,000 shares of Running Fox Resources realizing a gain of $62,780. As these are non core holdings, it is the Company's intention to liquidate, in an orderly fashion, all of its holdings of this Company. On a year to year comparison, the Company's investor relations costs have declined by $43,000. During the 2006 fiscal year, the Company delayed hiring an external firm for the first five months of the year and then hired Pro-Edge Consultants at a lower rate than the firm performing this task in fiscal 2005. During 2006, liability insurance coverage was obtained for the first time with the Company recording the related expense. Legal expenses rose during the year as the direct function of the large financing the Company completed in 2006. Option property proceeds relate to the Pumpernickel Valley Geothermal Project and are explained in Note 4 b) to the audited financial statements. The increase in rent and telephone expenses was caused by two factors. In 2005 the Company shared its office space with another company. This relationship ended in mid 2006 and consequently the Company now has larger premises. The increased telephone costs are the result of the financing activities and the follow on drilling activities undertaken in Nevada. The rise in Stock based compensation is discussed above. The previously cited financing caused the Transfer agent and regulatory fees to rise by $18,000. Travel and business development expenses rose as the Company's management traveled farther and more frequently pursuing various financing options during fiscal 2006. During 2005, the Company had a net write down on the value of certain marketable securities. There were no further write downs in fiscal 2006. Finally, interest income increased significantly in 2006 as the Company placed the proceeds of the financing in short term investments.

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for 2006, 2005 and 2004. These financial statements were audited by Morgan and Company, Chartered Accountants. The effect of applying the treasury stock method to the Company's loss per share calculation is anti-dilutive. Therefore basic and diluted losses per share are equal for the years presented.

For the year ended June 30	2006	2005	2004
a) Total Revenues	Nil	Nil	Nil
b) (Loss) before discontinued operations and extraordinary items	$ (1,605,000)	(1,308,000)	(793,000)
c) Basic and diluted loss per share	$ (0.04)	(0.05)	(0.05)
d) Net (loss) for the year	$ (1,605,000)	(1,308,000)	(793,000)
e) Basic and diluted loss per share	$ (0.04)	(0.05)	(0.05)
f) Total assets	$ 25,825,000	6,637,000	4,004,000
g) Total long-term financial liabilities	Nil	Nil	Nil
h) Cash dividends per share for each class of share	Nil	Nil	Nil

The increasing losses and increasing net losses reflect increased overhead expenses associated with the Company's escalating exploration activities since 2003. Similarly, the increases in total assets, on a year to year comparison, result from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities. On a comparative basis, the Company has increased the relative level of these activities as a direct function of the successful results of its exploration program. During the 2006 fiscal year the company raised $17.7 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada, U.S.A.



SUMMARY OF QUARTERLY RESULTS

Period		Revenues	Loss(Income)	Loss (income) per share
				(Basic and fully diluted)
		(Unaudited)	(Unaudited)	(Unaudited)
4th	Quarter 2006	Nil	$ (26,000)	$ (0.01)
3rd	Quarter 2006	Nil	$ 1,235,000	$ 0.04
2nd	Quarter 2006	Nil	$ 272,000	$ 0.01
1st	Quarter 2006	Nil	$ 124,000	$ 0.00
4th	Quarter 2005	Nil	$ 607,000	$ 0.02
3rd	Quarter 2005	Nil	$ 345,000	$ 0.01
2nd	Quarter 2005	Nil	$ 188,000	$ 0.01
1st	Quarter 2005	Nil	$ 168,000	$ 0.01

The amount of the Company's administrative expenses is directly related to the level of financing available and the exploration programs that are undertaken. The magnitude of these expenses is a direct function of general financial market conditions as well as recent exploration prospects and achievements. Up to this stage in its development, the Company has not acquired property or conducted exploration work on a predetermined basis. Consequently, relative levels of expenditures may not be predictable and observable trends may not be meaningful. Aside from four anomalous fiscal quarters, the current trend is generally for increasing losses as the Company grows and focuses on the development of its most advanced project at Blue Mountain. The increased loss in the third quarter of 2005 was caused primarily by increased spending on an investor communications program. The increased loss in the fourth quarter of 2005 was caused both by the carryover of the investor communications program and the expensing of non cash stock-based compensation of $250,000 in accordance with Canadian GAAP. The increased loss in the third quarter of 2006 was caused by a significant program involving the publication of the Company's information and by non cash stock-based compensation expenses. The income (unaudited) in the final quarter of 2006 was the result of three factors: a) the Company earned approximately $173,000 in interest income (refer "Financial Summary" page 5); b) the Company realized a foreign exchange gain of approximately $148,000 (Refer "Financial Summary" page 5); and c) the Company realized gains on marketable securities aggregating $43,000 (refer "Financial Summary" page 5). Management anticipates that the Company will incur losses for each quarter of the fiscal year 2007 of the same approximate historical magnitude as incurred in the previous quarters.

TRANSACTIONS WITH RELATED PARTIES

During the year ended June 30, 2006, the Company incurred costs of $124,000 (2005 - $114,000) for the provision of administrative and professional services from a company owned by a director and officer. The Company's Nominating and Compensation committee has reviewed and approved a contract covering this transaction. The amount paid was determined to be at approximately current market rates and was in accordance with a formal contract. Refer to Note 8 of the financial statements. During the 2006 fiscal year, the Company incurred costs of $557,000 (2005 - $651,000) for the provision of technical and geological services from a company owned by a director and officer. The Company's Nominating and Compensation committee has reviewed and accepted a contract covering these transactions. The amounts paid were determined to be at approximately current market rates and were in accordance with a formal contract. Refer to Note 8 of the financial statements.

During the 2006 fiscal year, the Company incurred costs of $30,000 (2005 - $Nil) for the provision of consulting fees from a Director. The amounts paid were at approximately current market rates. Included in the accounts payable and advances at year end are amounts due to related parties of $117,921 (2005 - $160,401). These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.



OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2006 and up to the effective date of this MD&A, the Company had no off balance sheet arrangements nor was it planning any off balance sheet arrangements.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, in some instances, result in proposals being made to the Board. On August 1, 2005, the Company leased geothermal land located in South East Oregon, called Crump Geyser. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the fiscal year ended 2006 and subsequent up to the date of this report, the Company has instituted only one change in its accounting policies. Up to the 2006 fiscal year, the Company had recognized fluctuations in the market values of its marketable securities by recording both unrealized losses and unrealized gains – provided that the carrying value of the marketable securities were still recorded at an amount below the original cost. In order to avoid both upwards and downwards fluctuations in the carrying values, the Company now only recognizes write downs below original cost in the market values. This change was made for the fiscal 2006 year end.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year. The fair value of amounts due to related parties is not determinable as the amounts do not have any repayment terms.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company's option without significant penalty. The company is not exposed to significant credit, interest rate or currency fluctuation risk.

OUTSTANDING SHARE DATA

The Company has authorized 100,000,000 common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 5 of the financial statements. As at June 30, 2006, the Company had 53,202,171 common shares issued and outstanding. There are no other classes of shares issued and outstanding. As of the date of this report, the Company had 53,252,171 common shares outstanding. As at June 30, 2006, the Company had 3,483,000 stock purchase options outstanding at various exercise prices and future dates. As of the date of this report the Company had 3,483,000 stock purchase options outstanding at various exercise prices and future dates. As at June 30, 2006, the Company had 24,465,667 share purchase warrants outstanding at various exercise prices and future dates. As at June 30, 2006, the Company had 1,573,333 agents' units outstanding and exercisable at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one share and one share purchase warrant, exercisable for a period of two years. As of the date of this report the Company had 23,166,667 share purchase warrants outstanding at various exercise prices and future dates. At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 79,901,838 common shares would be issued and outstanding.

INVESTOR RELATIONS

On December 16, 2005 the Company engaged Pro-Edge Consultants Inc. ("Pro-Edge") a Toronto-based Investor Relations ("IR") firm that represents public companies in the resource sector. The Company is paying Pro-Edge a monthly retainer fee of $5,000 per month during the initial 12 month term. The Company issued 50,000 options exercisable at $0.90 per share on signing and at three -month intervals thereafter, with a cap of 200,000 options. All additional options are exercisable at the market price of the shares at the time of issuance and are subject to the quarterly vesting provisions required by the TSX Venture Exchange. To the effective date of this MD&A all 200,000 options have been issued. The Company also retains Ms. Shelley Kirk for investor relations services on an hourly contract basis.



CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate cash flow. At June 30, 2006, the Company had $16,117,000 in cash and equivalents on hand. At June 30, 2006, the Company had working capital of $14,368,000. Cash on hand will be used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs. Historically the Company has been able to complete all of its exploration activities and to meet its financial commitments. Further, management is of the opinion that the Company has adequate financial resources to fund its ongoing level of corporate activities and its required resource property commitments for the 2007 fiscal year. *Refer to Note 10 of the financial statements.* However, to date, the Company's activities have been funded primarily by the proceeds from private placements of the Company's securities, the exercise of incentive stock option and warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties. While it has been successful in the past, there is no assurance that the Company will be successful in obtaining future sources of funding.

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater financial resources, for the exploration and development of geothermal concessions. The Company is at risk to changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments with respect to power tax credits, technological and operational hazards in the Company's exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company's ability to finance its programs and to carry on operations. Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it into profitable production. The Company's geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The geothermal exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations. There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. Management is not aware of any impediment to its ownership of these properties. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MDA, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Certain statements made herein, other than those statements of historical fact, may constitute "Forward-Looking Statements". These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, investigation and acquisition of new projects. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading "Risks and Uncertainties" contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, future events, or otherwise except as may be required under applicable securities legislation.

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can successfully and economically be exploited.



CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. Committees of the Board presently consist of an Audit Committee, a Compensation and Nominating Committee and a Governance Committee. The Audit Committee consists of four outside directors. The role of the Audit Committee is to review the Company's financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company's external auditors. The Compensation and Nominating Committee consists of the Company's President and Chairman and two other outside directors. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders. The Governance Committee consists of three unrelated outside directors. The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

During the 2006 fiscal year, the board of directors implemented the following policies: 1. Code of Business Conduct and Ethics. This policy reaffirms the Company's high standards of conduct; 2. Code of Employee Conduct. This policy reaffirms the Company's high expectations of its Members; 3. Communications and Corporate Disclosure Policy. The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements; 4. Privacy Policy. The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and 5. Whistle Blower Policy. The purpose of this policy is to provide the Company's employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment. Copies of these policies are available from the Company.

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including the Company's President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

OTHER INFORMATION

The Company's web site address is www.nevadageothermal.com. A copy of this management's discussion and analyses, the 2006 audited financial statements, previously published management's discussion and analysis, previously published financial statements, and other information, is available on the Company's web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol "NGP".

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this annual MD&A.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company's technical staff and therefore it should not be relied upon.



INDEPENDENT AUDITORS' REPORT

To the Shareholders of Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2006 and 2005, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada   "Morgan & Company"

October 5, 2006   Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 5, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

Vancouver, Canada   "Morgan & Company"

October 5, 2006   Chartered Accountants





CONSOLIDATED BALANCE SHEETS

	June 30	
	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ **16,117,092**	$ 1,964,047
Amounts receivable	**92,212**	75,686
Marketable securities	**133,305**	91,610
Prepaid expenses	**24,446**	80,135
	16,367,055	2,211,478
Capital assets (note 3)	**30,746**	15,229
Long-term investments	**-**	87,000
Mineral Property Interests (note 4)	**9,427,637**	4,323,758
	$ **25,825,438**	$ 6,637,465
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ **1,998,871**	$ 310,436
SHAREHOLDERS' EQUITY		
Share Capital (note 5)	**28,591,656**	11,267,579
Contributed Surplus (note 6)	**2,375,310**	594,477
Deficit	**(7,140,399)**	(5,535,027)
	23,826,567	6,327,029
	$ **25,825,438**	$ 6,637,465

See accompanying notes to the consolidated financial statements

Approved by the Directors:



Brian Fairbank



Domenic Falcone



CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

		For the Years Ended June 30	
	2006	2005	2004
Administrative Operating Expenses			
Accounting and audit	$ 40,566	$ 19,030	$ 11,208
Administration	110,083	73,300	64,878
Amortization	10,900	3,005	2,806
Bank charges and interest	1,409	906	3,697
Consulting fees	180,689	119,729	80,676
Conventions and publishing	486,108	410,758	33,708
Foreign exchange (gain) loss	(143,837)	9,362	105
Gain on sale of marketable securities	(62,780)	-	6,000
Investor relations	85,623	128,554	71,197
Insurance	50,000	-	-
Legal	90,522	67,708	46,152
News dissemination	14,415	38,136	9,812
Office expenses	47,237	33,350	21,696
Option proceeds in excess of mineral property costs	(17,845)	-	-
Rent and telephone	56,112	31,281	19,563
Site evaluation	-	945	3,204
Stock-based compensation	692,059	335,064	302,844
Transfer agent and regulatory fees	63,925	46,292	32,319
Travel and business development	89,319	61,685	32,740
Unrealized loss on marketable securities	-	106,999	-
Write-off of mineral property	-	-	65,239
	1,794,505	1,486,104	795,844
Other Income			
Interest income	189,133	18,176	2,998
Gain on disposal of subsidiary	-	159,695	-
	189,133	177,871	2,998
Loss for the year	(1,605,372)	(1,308,233)	(792,846)
Deficit, beginning of year	(5,535,027)	(4,226,794)	(3,433,948)
Deficit, end of year	(7,140,399)	(5,535,027)	(4,226,794)
Basic and diluted loss per share	$ (0.04)	$ (0.05)	$ (0.05)
Weighted average number of shares issued and outstanding	36,537,557	24,967,821	17,605,345

See accompanying notes to the consolidated financial statements



CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Years Ended June 30	
	2006	2005	2004
Cash flows from (used in) operating activities			
Loss for the year	$ **(1,605,372)**	$ (1,308,233)	$ (792,846)
Items not requiring (providing) cash:			
Amortization	**10,900**	3,005	2,806
Gain on sale of securities	**(62,780)**	-	(6,000)
Gain on disposal of subsidiary	**-**	(159,695)	-
Unrealized loss on marketable securities	**-**	106,999	-
Write off mineral property	**-**	-	65,239
Stock-based compensation	**692,059**	335,064	302,844
Adjustments to reconcile net income (loss) to			
net cash used in operation activities			
Increase) decrease in accounts receivable	**(16,526)**	262,102	(323,986)
Increase (decrease) in accounts payable	**1,688,435**	(94,330)	194,150
(Increase) decrease in prepaid expenses	**55,689**	(51,665)	(21,294)
	762,405	(906,753)	(579,087)
Cash flows used in investing activities			
Mineral property interests	**(5,123,879)**	(1,807,605)	(438,059)
Proceeds from disposal of marketable securities	**128,085**	-	-
Cash acquired on acquisition	**-**	-	245
Acquisition of capital assets	**(26,417)**	(7,216)	(7,186)
	(5,022,211)	(1,814,821)	(445,000)
Cash flows from financing activities			
Net proceeds from private placements	**16,393,296**	2,718,900	1,813,866
Options exercised	**264,540**	108,950	91,420
Warrants exercised	**1,755,015**	873,342	90,475
	18,412,851	3,701,192	1,995,761
Increase in cash and cash equivalents	**14,153,045**	979,618	971,674
Cash and cash equivalents, beginning of year	**1,964,047**	984,429	12,755
Cash and cash equivalents, end of year	$ **16,117,092**	$ 1,964,047	$ 984,429

Supplemental Disclosure:

On February 20, 2006, 100,000 shares of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project. (Note 4b)

See accompanying notes to the consolidated financial statements



1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2006, the Company has a working capital of $14,368,184, and has incurred losses totalling $7,140,399.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

b) Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

c) Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.

d) Marketable Securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e) Capital Assets and Amortization

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment	30%
Office equipment	20%
Software	100%



2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

g) Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments" to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

h) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

i) Loss Per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

j) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

k) Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

l) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits having a maturity of less than one year. At June 30, 2006 and 2005 these short term deposits were $16,044,328 and $1,720,653 respectively.



3. CAPITAL ASSETS

	2006	2005
Computer equipment	$ 29,543	$ 23,861
Office equipment	22,258	16,643
Software	10,745	-
	62,546	40,504
Accumulated depreciation	31,800	25,275
Net book value	$ 30,746	$ 15,229

4. MINERAL PROPERTY INTERESTS

The acquisition and exploration costs of the Company's mineral property interests are as follows:

	2006	2005
Blue Mountain Geothermal Project - Nevada	$ 8,974,935	$ 4,227,484
Pumpernickel Valley Geothermal Project - Nevada	-	15,159
Black Warrior Peak Project - Nevada	85,222	60,009
Crump Geyser - Oregon	363,521	-
Other potential projects	3,959	21,106
	$ 9,427,637	$ 4,323,758

a) Blue Mountain Geothermal Project, Nevada, U.S.A.

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 15mi2 (39km2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.



4. MINERAL PROPERTY INTERESTS (Continued)

The following costs have been incurred on the project:

	2006	2005
Acquisition		
Property leases, permits and regulatory	$ 34,349	$ 23,637
Deferred exploration		
Camp and field supplies	73,929	143,033
Consulting	139,060	-
Drilling	2,722,456	986,136
Drilling advances	1,120,110	-
Feasibiity study	34,929	24,994
Geological and geophysical	422,161	620,213
Road maintenance	161,942	96,318
Reports and maps	4,813	-
Water analysis	26,202	22,314
Water rights	7,500	-
Costs incurred during the year	4,747,451	1,916,645
U.S. Department of Energy grant	-	(194,287)
Net cost incurred during the year	4,747,451	1,722,358
Balance, beginning of year	4,227,484	2,505,126
Balance, end of year	$ 8,974,935	$ 4,227,484

b) Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont's Lone Tree Mine.

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as "substances") along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

- 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),
- 5% of the gross proceeds of a sale of any substances in an arm's length transaction
- 2% of the gross proceeds from the sale of or manufacture there from of bi-products,
- 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)
- Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.



4. MINERAL PROPERTY INTERESTS (Continued)

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (SGC) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, SGC must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit.

In addition, the Company was awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby the DOE funded 80% of an initial field evaluation program at the Pumpernickel Valley Project. The Company/DOE joint program included an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and four temperature gradient drill holes from 300 to 488 metres to test the E-SCAN interpretation. The DOE cost share was US$592,272 of the total budget of US$740,340. SGC covered the Company's cost share obligation of US$148,068 out of the first year work commitment. The Company will manage the DOE sponsored work.

The following costs have been incurred on the project:

	2006	2005
Acquisition		
Property leases, permits and regulatory	$ **13,322**	$ 9,519
Deferred exploration		
Assaying and analysis	**2,621**	815
Camp and field supplies	**59,255**	16,209
Consulting	**3,600**	
Drilling	**274,137**	-
Geological and geophysical	**290,841**	416,759
Reports and maps	**27,490**	-
Road construction and maintenance	**5,402**	-
U.S. Department of Energy grant	**(377,682)**	(334,778)
Sierra Geothermal funding and option payments	**(314,145)**	(129,001)
Costs incurred during the year, net	**(15,159)**	(20,477)
Balance, beginning of year	**15,159**	35,636
Balance, end of year	$ **-**	$ 15,159

c) Black Warrior Peak, Nevada, U.S.A.

In fiscal 2005, the Company acquired 20 km^2 (8 mi^2) of private land and two sections of federal geothermal lease for a total land area of 26 km^2 (10 mi^2) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for US$1-million. Leases include surface and water rights.



4. MINERAL PROPERTY INTERESTS (Continued)

The following costs have been incurred on the project:

	2006	2005
Acquisition		
Property leases, permits and regulatory	$ 12,582	$ 12,759
Deferred exploration		
Camp and field supplies	2,890	9,691
Geological and geophysical	9,741	37,559
Costs incurred during the year	25,213	60,009
Balance, beginning of year	60,009	-
Balance, end of year	$ 85,222	$ 60,009

d) Crump Geyser, Oregon

On August 1, 2005, the Company leased 28km^2 (11 mi^2) of geothermal land located in south east Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the properties:

	2006	2005
Acquisition		
Property leases, permits and regulatory	$ 16,779	$ -
Deferred exploration		
Camp and field supplies	21,507	-
Costs transferred from potential properties	21,106	-
Geological and geophysical	291,296	-
Reports and maps	716	-
Water analysis	12,117	-
Costs incurred during the year	363,521	-
Balance, beginning of year	-	-
Balance, end of year	$ 363,521	$ -

e) Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.



4. MINERAL PROPERTY INTERESTS (Continued)

The following costs have been incurred on the properties:

	2006	2005
Deferred exploration		
Assaying and analysis	$ -	$ 2,035
Geological and geophysical	3,959	16,740
Camp and field supplies	-	2,331
Costs allocated to Crump Geyser Project	(21,106)	-
Costs incurred during the year	(17,147)	21,106
Balance, beginning of year	21,106	-
Balance, end of year	$ 3,959	$ 21,106

5. SHARE CAPITAL

a) Authorized: 100,000,000 common shares - no par value

25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

B) Common Shares Issued

	SHARES	AMOUNT
Balance, June 30, 2004	22,189,084	$ 7,474,528
For cash		
Options exercised	437,000	136,950
Private Placements, net of financing costs	5,000,000	2,718,900
Warrants exercised	1,776,988	845,342
Rounding adjustment	2	-
Options exercised - stock option valuation	-	91,859
Balance, June 30, 2005	29,403,074	11,267,579
For cash		
Options exercised	743,000	264,540
Private Placements, net of financing costs	19,666,667	15,137,241
Warrants exercised	3,389,430	1,755,015
Options exercised - stock option valuation	-	167,281
Balance, June 30, 2006	53,202,171	28,591,656



During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 options as a finder's fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

During the year ended June 30, 2006, the Company completed a private placement and issued 19,666,667 units at a price of $0.90 per unit for proceeds of $17,700,000 before issue costs of $2,562,759 including non-cash consideration of $1,256,055. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,573,333 units at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one share and one share purchase warrant, exercisable for a period of two years. The value of the agent's units, aggregating of $1,256,055 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

c) Stock Options

As at June 30, 2006, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT JUNE 30, 2006	REMAINING CONTRACTUAL LIFE(YEARS)	NUMBER EXERCISABLE AT JUNE 30,2006
0.28	593,000	2.11	593,000
0.35	180,000	2.67	180,000
0.54	382,000	3.27	382,000
0.65	280,000	0.73	280,000
0.90	2,048,000	4.57	1,845,500
	3,483,000	3.60	3,280,500



5. SHARE CAPITAL (Continued)

c) Stock Options (Continued)

A summary of the changes in stock options for the years ended June 30, 2006 and 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISED PRICE
Balance, June 30, 2004	1,835,000	$ 0.30
Granted	880,000	0.58
Exercised	(437,000)	0.31
Balance, June 30, 2005	2,278,000	0.41
Granted	2,048,000	0.90
Exercised	(743,000)	0.36
Cancelled/expired	(100,000)	0.50
Balance, June 30, 2006	3,483,000	$ 0.71

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2006, the Company recorded $692,059 (2005 - $335,064) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	3.80 - 4.43%	3.29 - 3.50%
Expected life	1-2 yrs	1-2 yrs
Expected volatility	70 - 75%	64 - 111%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.37	$0.42

d) Agents Units

As at June 30, 2006, the following agents units were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT JUNE 30, 2006	REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER EXERCISABLE AT JUNE 30, 2006
$0.90	1,573,333	1.83	1,573,333



5. SHARE CAPITAL (Continued)

e) Share Purchase Warrants

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISED PRICE
Balance, June 30, 2004	5,091,208	$ 0.49
Issued	5,000,000	0.94
Exercised	(1,776,988)	(0.48)
Expired	(125,790)	(0.36)
Balance, June 30, 2005	8,188,430	0.77
Issued	19,666,667	1.40
Exercised	(3,389,430)	(0.52)
Balance, June 30, 2006	24,465,667	$ 1.31

Share purchase warrants outstanding at June 30, 2006:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
1,299,000	$ 0.80	September 23, 2006
3,500,000	$ 1.00	March 22, 2007
13,000,000	$ 1.40	April 21, 2008
6,666,667	$ 1.40	April 28, 2008
24,465,667		

f) Escrow Shares

As at June 30, 2006, there are 663,900 shares held in escrow which are to be released as at July 23, 2006.

6. CONTRIBUTED SURPLUS

	2006	2005
Balance, beginning of year	$ 594,477	$ 351,272
Compensation options granted	692,059	335,064
Agents units granted	1,256,055	-
Stock options exercised	(167,281)	(91,859)
Balance, end of year	$ 2,375,310	$ 594,477



7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company paid the following amounts to companies controlled by directors for services other than their capacity as directors:

	2006	2005
Fees for administrative and professional services	$ 154,139	$ 113,540
Fees for geological services	$ 556,710	$ 651,111
Amounts included in accounts payable	$ 117,921	$ 160,401

9. INCOME TAXES

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2006	2005
Statutory tax rate	34%	37%
Loss for the year	$(1,605,372)	$(1,308,233)
Provision for income taxes based on statutory rates	(546,000)	(484,000)
Non-deductible differences	112,000	104,000
Resource property costs	(1,627,000)	(504,000)
Unrecognised tax losses	2,061,000	884,000
Income tax expense	$ -	$ -

The significant components of the Company's future tax assets (liability) are as follows:

	2006	2005
Operating losses	$ 3,635,000	$ 1,712,000
Share issuance costs	422,000	-
	4,057,000	1,712,000
Valuation allowance for future tax assets	(1,575,000)	(993,000)
Net future income tax assets	2,482,000	719,000
Resource properties	(2,482,000)	(719,000)
Net future income tax liability	$ -	$ -



9. INCOME TAXES (continued)

The Company has non-capital losses carried forward of approximately CDN$4,325,000 and US$5,670,000, that may be available for tax purposes.

Losses for Canadian tax purposes expire as follows:

2006	$	215,000
2007		238,000
2008		184,000
2009		293,000
2010		456,000
2014		454,000
2015		1,070,000
2026		1,415,000
	$	4,325,000

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

Losses for US tax purposes expire as follows:

2023	US$	40,000
2024		325,000
2025		1,153,000
2026		4,152,000
	US$	5,670,000

10. COMMITMENTS

a) On October 1, 2005 the Company entered into an agreement for the provision of management services. Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded.

b) On October 1, 2005 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$8,833 per month for an initial term of one year. The agreement may be renewed for further one year terms upon the mutual agreement of the parties.

c) The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

2007	$	669,312
2008	$	783,051
2009	$	1,313,848
2010	$	1,408,157
2011	$	1,418,185
2012 and thereafter	$	4,493,25
	$	10,085,803



10. COMMITMENTS (Continued)

d) On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options. As of June 30, 2006, 150,000 options have been issued.

e) On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and is to be renewed annually until rescinded.

f) On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded.

11. SUBSEQUENT EVENTS

Subsequent to June 30, 2006:

a) The Company signed a 20-year power purchase agreement (PPA) with Nevada Power Company (NPC), a subsidiary of Sierra Pacific Resources, for up to 35 megawatts (MW) of geothermal power to be produced from a new geothermal power plant to be built at the Company's Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company is required to provide to NPC a $645,000 USD security deposit in the form of either a letter of credit or a cash deposit. NPC has the right to draw upon these funds in the following circumstances: 1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met within seven days.

The PPA is subject to the approval of the Public Utilities Commission of Nevada and Federal Energy Regulatory Commission.

b) On September 7, 2006, 50,000 stock purchase options were exercised at a price of $0.54 per share.

c) On September 16, 2006 the Company issued 50,000 stock purchase options to Pro-Edge Consultants Inc. under the terms of a contract for the provision of investor relations services.

d) The Company sold marketable securities, proceeds aggregating $20,435.

12. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:



12. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)(Continued)

	2006	2005	2004
Loss in accordance with Canadian GAAP	$ (1,605,372)	$ (1,308,233)	$ (792,846)
Deduct:			
Unproven property interests and deferred expenditures incurred in the year (Canadian GAAP)	(5,103,879)	(1,807,605)	(2,164,742)
Adjustment to Canadian GAAP amount to record on a US GAAP basis	-	-	704,226
Loss in accordance with US GAAP	$ (6,709,251)	$ (3,115,838)	$ (2,253,362)

	2006	2005	2004
Loss per share (US GAAP)	$ (0.18)	$ (0.12)	$ (0.13)
Weighted average shares outstanding (US GAAP)	36,537,557	24,967,821	17,605,345

Statement of Cash Flows in Accordance with US GAAP

	2006	2005	2004
Cash flows from operating activities			
Loss in accordance with US GAAP	$ (6,709,251)	$ (3,115,838)	$ (2,253,362)
Adjustments to reconcile loss to net cash used by operating activities			
Securities received for resource property option (Note 4(b))	(20,000)	-	-
Shares issued and investments transferred for other than cash (Note 12(iii))	-	-	1,031,774
Write off of mineral property costs	-	-	55,922
Gain on sale of securities	(62,780)	-	(6,000)
Gain on disposal of subsidiary	-	(159,695)	-
Amortization	10,900	3,005	2,806
Stock based compensation	692,059	335,064	302,844
Unrealized loss on marketable securities	-	106,999	-
Change in accounts receivable	(16,526)	262,102	(330,293)
Change in prepaid expenses	55,689	(51,665)	(21,294)
Change in accounts payable	1,688,435	(94,330)	194,150
	(4,361,474)	(2,714,358)	(1,023,453)
Cash flows from investing activities			
Cash acquired on acquisition	-	-	245
Proceeds from disposal of marketable securities	128,085	-	-
Exploration advances	-	-	6,307
Acquisition of capital assets	(26,417)	(7,216)	(7,186)
	101,668	(7,216)	(634)
Cash flows from financing activities			
Shares issued for cash	18,412,851	3,701,192	1,995,761
	18,412,851	3,701,192	1,995,761
Increase in cash and cash equivalents	$ 14,153,045	$ 979,618	$ 971,674



12.MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)(Continued)

	2006	2005	2004
Shareholders' equity − Canadian GAAP	$ **23,826,567**	$ 6,327,029	$ 3,599,006
Option interests and deferred exploration expenditures	**(9,427,637)**	(4,323,758)	(2,642,067)
Shareholders' equity − US GAAP	$ **14,398,930**	$ 2,003,271	$ 956,939

	2006	2005	2004
Option interests and deferred exploration expenditures − Canadian GAAP	$ **9,427,637**	$ 4,323,758	$ 2,642,067
Option interests and deferred exploration expenditures expensed per US GAAP	**(9,427,637)**	(4,323,758)	(2,642,067)
Option interests and deferred exploration expenditures − US GAAP	$ **-**	$ -	$ -

i) Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii) Investments in shares with a trading restriction period of greater than one year are recorded at cost for Canadian GAAP purposes. For United States GAAP purposes, investments with a hold period of greater than one year are not classified as available for sale securities and are also recorded at cost.

Investments with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these securities are classified as trading securities and are recorded at market value at the reporting date.

As at June 30, 2006, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

iii)In fiscal 2004, the Company issued 5,500,000 common shares at a value of $1,705,000 (Canadian GAAP), and $1,000,774 (US GAAP). For Canadian GAAP purposes, the amount of $1,705,000 was based on a valuation of the property interests, approved by Canadian regulatory authorities. Blue Mountain Power Company Inc. and the Company are controlled by related persons. Under US GAAP, the value ascribed to the shares, was the amount of expenditures previously made by Blue Mountain Power Inc. on the property interests. The difference of $704,226 has been deducted, therefore, from the Canadian GAAP amount of $2,164,742 to arrive at the amount of $1,460,516 that would have been charged to operations under US GAAP.

13. COMPARATIVE FIGURES

Certain of the prior year's comparative figures have been reclassified to conform with the current presentation.



Corporate Information

CORPORATE INFO

HEAD OFFICE

Nevada Geothermal Power Inc.

Suite 900 409 Granville Street

Vancouver, BC V6C 1 T2

Canada

Telephone: (604) 688-1553

Fax: (604) 688-5926

Website: www.nevadageothermal.com

NEVADA OFFICE

Nevada Geothermal Power Company

US wholly-owned subsidiary

Suite 101 1755 East Plumb Lane

Reno, Nevada 890502

United States

Telephone: (775) 324-3044

Fax: (775) 348-9224

Email: reno@nevadageothermal.com

INVESTOR RELATIONS

Shelley Kirk

Investor Communications

Toll Free: (866) 688 0808 x118

Email: info@nevadageothermal.com

DIRECTORS

Brian Fairbank

Domenic Falcone

Markus Christen

Richard Campbell

Gordon Bloomquist

Jack Milligan

James Yates

EXECUTIVE OFFICERS

Brian D. Fairbank

President & Chief Executive Officer

Don Smith

Chief Financial Officer & Secretary

STOCK EXCHANGE LISTINGS

TSX Venture Exchange: NGP

Over the Counter Bulletin Board: NGLPF

TRANSFER AGENT

Computershare

Floor 9 100 University Avenue

Toronto, Ontario M5J 2Y1

Canada

Shareholder Enquiries: (800) 564-6253

Email: caregistryinfo@computershare.com

AUDITORS

Morgan & Company

Chartered Accountants

Vancouver, BC

SHAREHOLDER INFO

For public and media inquiries, or copies of the Company's annual information form, annual report or quarterly reports please contact Investor Relations or visit the Company's website at www.nevadageothermal.com

The Company's fillings with the British Columbia Securities Commission can be accessed on SEDAR at www.sedar.com

2006 ANNUAL MEETING

The Annual General Meeting of Nevada Geothermal will be held Thursday, November 30th, 2006 at 10:00 am at the offices of Miller Thomson, 10th Floor, 840 Howe Street, Vancouver, BC

Shareholders are invited to attend.













NEVADA GEOTHERMAL POWER INC.

TSX Venture: NGP
Over the Counter Bulletin Board: NGLPF

www.nevadageothermal.com
info@nevadageothermal.com

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